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                                                                    EXHIBIT 99.5


CONTACT INFORMATION:
INVESTORS:
Kate Rajeck
Quokka Sports, Inc.
415/908-3800
investor.relations@quokka.com

PRESS:
Caryn Marooney
OutCast Communications
415/392-8282
caryn@outcastcom.com

                QUOKKA SPORTS CLOSES ACQUISITION OF TOTAL SPORTS

-    CREATES CRITICAL MASS IN U.S. MAINSTREAM SPORTS

-    DOUBLES THE QUOKKA SPORTS NETWORK AUDIENCE SIZE

-    CONSOLIDATES PRODUCTION TECHNOLOGY LEADERSHIP

San Francisco, California (November 14, 2000) - Quokka Sports, Inc. (Nasdaq:
QKKA), a leading provider of sports entertainment for the digital world(TM), today announced the successful completion of the acquisition of Total Sports Inc., a leading sports Internet company. Quokka Sports previously announced a definitive acquisition agreement to acquire Total Sports on July 21, 2000.

Under the terms of the agreement, Quokka Sports issued approximately 15.0 million shares of common stock in exchange for all of the capital ownership of the privately-held Total Sports Inc. based in Raleigh, North Carolina. Founded in 1997, Total Sports is an online sports media company that has been a pioneer in real time sporting event coverage for mainstream sports. The company owns and operates the Total Sports Network that features TotalCast(TM) live-event coverage of Major League Baseball, NCAA basketball and NCAA football as well as every major college sports championship including the College World Series. In the past year, Total Sports produced TotalCast(TM) live event coverage for over 4,600 games for these audiences, and according to company estimates, their network attracted over 1.5 million unique visitors per month. As part of the transaction, Total Sports' Chairman Frank Daniels, III will join Quokka Sports' Board of Directors.

Quokka Sports has built a leadership presence in digital sports entertainment through its network of sport verticals, including the Olympics, Motorsports, Action Sports, Sailing and Golf. In the past year, the company produced 475 sport events on the Quokka Sports Network. The addition of Total Sports' expertise and presence in mainstream sports such as Major League Baseball, NCAA basketball and NCAA football will greatly expand Quokka's product offering and U.S. audience presence. In the U.S. alone, industry experts estimate that the number of online sports enthusiasts of Major League Baseball to be about 22 million enthusiasts, with NCAA basketball and NCAA football also attracting over 22 million online enthusiasts to each sport. The Company anticipates that the addition of these new sports verticals will double the current Quokka Sports Network audience to over 3 million unique visitors per month.

"In 2000, Quokka Sports was the leading consolidator of digital sports media companies. We have built a leading entertainment network of eight sport verticals, covering over 40 sports, and we are planning to produce live event coverage of over 3,200 events in 2001. The addition of Total Sports is an important catalyst for our company's growth as we expand our presence in mainstream sports, expand our technology platform and further develop production efficiencies. We look towards the future with great confidence as we continue to build a profitable digital sports entertainment network." said Alvaro

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Saralegui, President and CEO of Quokka Sports.

ABOUT QUOKKA SPORTS

Quokka Sports, a leading provider of sports entertainment for the digital world(TM), creates complete interactive sports experiences that fulfill the passions of sports enthusiasts worldwide. Quokka Sports (Quokka.com) leverages digital technology to offer rich, immersive presentations that include live event coverage, analysis, news and information, audio and text dispatches from athletes, games, community forums, and premium shopping. The Quokka Sports Network is comprised of several sport verticals that feature some of the world's premier sporting properties. These sport verticals include Golf (Golf.com, PresidentsCup.com), Major League Baseball (TotalBaseball.com), College Sports (FinalFour.net, TotalCollegeSports.com, NCAAChampionships.com and over 65 official college, university and conference athletics sites), year-round coverage of summer and winter Olympic sports (NBCOlympics.com, SaltLake2002.com), Sailing (QuokkaSailing.com, AmericasCup.org, BTChallenge.com, VolvoOceanRace.org), Motor Racing (CART.com, MotoGP.com), and Action Sports (MountainZone.com coverage of skiing, climbing, hiking, snowboarding, adventure racing and mountain biking). Quokka Sports develops its content for a broad range of digital platforms from narrowband and broadband Internet to wireless and converged devices. Quokka Sports' innovative sports entertainment productions are enabled by Quokka Performance Team members Compaq Computer Corporation, Computer Associates International, Inc. and Intel Corporation. Quokka Sports has offices in San Francisco, London, New York, Raleigh and Seattle.

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 "Quokka," "Quokka Sports," "MountainZone," "Total Sports" and "TotalCast" are
registered trademarks, and "Sports Entertainment for the Digital World," "Wired Athlete," "Athlete's Voice" and the Quokka Logos are trademarks of Quokka Sports, Inc.

Cautionary Statement Under The Private Securities Litigation Reform Act
Of 1995:

Except for the historical information contained herein, this news release contains forward-looking statements that involve risks and uncertainties, including the Company's ability to improve profitability, achieve anticipated efficiencies, achieve its growth objectives, expand the Quokka Sports Network, attract and retain an audience, and develop and launch programming and new products, as well as the other risks detailed from time to time in the Company's SEC filings, including its Report on Form 10-K for the year ended December 31, 1999, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and filings related to recently completed acquisition transactions. Actual results could differ materially from those discussed and reported results should not be considered as an indication of future performance. All forward-looking statements are based on information available to the Company on the date hereof, and the Company assumes no obligation to update such statements.